

04015101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65199

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Dividend Capital Securities, LLC**

OFFICIAL USE ONLY
119546
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

518 17th Street, 17th Floor
(No. and Street)

Denver	**Colorado**	**80202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Nunn **(281) 367-0380**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

707 17th Street, Suite 2700	**Denver**	**Colorado**	**80202**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Richard Nunn**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Dividend Capital Securities, LLC**, as of **December 31**, 20**03**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Richard Nunn FINOP

Title

Notary Public



DEBRA M. SCHAPS
Notary Public, State of Texas
My Commission Expires
December 01, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **N/A**
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. **N/A - See Note 6**
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. **N/A - See Note 6**
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. **N/A**
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. **N/A**
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIVIDEND CAPITAL SECURITIES, LLC
(A Wholly Owned Subsidiary of
Dividend Capital Securities Group LLLP)

Index to Financial Statements
and Supplementary Schedule


RECEIVED
MAR - 1 2004
158



KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

Independent Auditors' Report

The Member and Management of
Dividend Capital Securities, LLC:

We have audited the accompanying statement of financial condition of Dividend Capital Securities, LLC (a wholly owned subsidiary of Dividend Capital Securities Group LLLP) (the Company) as of December 31, 2003, and the related statements of income and member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financials statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dividend Capital Securities, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule I, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, is presented for purposes of additional analysis and is not a required part of the basis financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado
January 30, 2004



KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

DIVIDEND CAPITAL SECURITIES, LLC
(A Wholly Owned Subsidiary of
Dividend Capital Securities Group LLLP)

Statement of Financial Condition

December 31, 2003

Assets		
Cash and cash equivalents	$	948,696
Accounts receivable		149,666
Furniture and equipment, net		27,404
Total assets	$	1,125,766
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable	$	214,814
Accrued commissions		471,417
Total liabilities		686,231
Member's equity		439,535
Commitments and contingencies (note 4)		
Total liabilities and member's equity	$	1,125,766

See accompanying notes to financial statements.

DIVIDEND CAPITAL SECURITIES, LLC
(A Wholly Owned Subsidiary of
Dividend Capital Securities Group LLLP)

Statement of Income and Member's Equity

Year ended December 31, 2003

Revenue:		
Commissions	$	8,180,310
Management fees		3,031,490
Total revenue		11,211,800
Expenses:		
Commissions		9,064,966
Marketing and due diligence		465,883
General and administrative		205,269
Total expenses		9,736,118
Net income		1,475,682
Member's equity, beginning of year		38,853
Capital contributions		25,000
Capital distributions		(1,100,000)
Member's equity, end of year	$	439,535

See accompanying notes to financial statements.

DIVIDEND CAPITAL SECURITIES, LLC
(A Wholly Owned Subsidiary of
Dividend Capital Securities Group LLLP)

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities:		
Net income	$	1,475,682
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		735
Increase in accounts receivable		(126,504)
Increase in accounts payable		214,814
Increase in accrued commissions		471,417
Net cash provided by operating activities		2,036,144
Cash flows from investing activities:		
Purchases of furniture and equipment		(28,139)
Net cash used in investing activities		(28,139)
Cash flows from financing activities:		
Proceeds from capital contributions		25,000
Payments for capital distributions		(1,100,000)
Net cash used in financing activities		(1,075,000)
Net increase in cash		933,005
Cash and cash equivalents, beginning of year		15,691
Cash and cash equivalents, end of year	$	948,696

See accompanying notes to financial statements.

(1) Organization

Dividend Capital Securities, LLC (the Company) is a wholly owned subsidiary of Dividend Capital Securities Group LLLP. The Company was formed as a limited liability company on December 20, 2001, under the laws of the State of Colorado. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company was formed for the purpose of conducting business primarily as a broker-dealer to sell shares of Dividend Capital Trust, Inc. (DCT), a related party. As a result, the Company's sole operations and its revenue is conducted with and earned from DCT.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash and highly liquid short-term investments with original maturities of three months or less are considered to be cash and cash equivalents.

(d) Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

(e) Income Taxes

The member of the Company reports its pro rata share of the entity's taxable income on its tax return. Therefore, the Company does not reflect a provision or liability for income taxes in the accompanying financial statements.

(f) Revenue Recognition

Revenue is earned from commissions where the Company is the broker-dealer of record for security transactions and the revenue is earned upon consummation of the sale of the securities. In addition to commissions, the Company earns a dealer manager fee for managing the offering of DCT's common shares.

(Continued)

(3) Commissions and Dealer Manager Fee

Effective July 17, 2002, the Company entered into a Dealer Management Agreement (the Dealer Agreement) to sell a maximum of twenty-nine million shares (which includes four million shares pursuant to DCT's Dividend Reinvestment Plan) of the common stock of DCT (the Shares). As consideration for its services, the Company will receive commissions of up to seven percent (7%) of the gross proceeds of the initial ten million Shares sold, plus a dealer manager fee of up to two and a half percent (2.5%) of the gross proceeds of the initial ten million Shares sold. The Company will receive up to six percent (6%) and up to two percent (2%) for commissions and the dealer manager fee, respectively, for Shares sold in excess of the initial ten million. The last of the initial ten million Shares were sold in November 2003.

Additionally, the Company has signed a number of Selected Dealer Agreements (the Selected Agreements) with various broker-dealers to sell the Shares to the public. Under the Selected Agreements, the Company will pay the broker-dealers a commission of up to seven percent (7%) of the gross proceeds of the initial ten million Shares sold, and up to six percent (6%) thereafter. Commissions are paid to the broker-dealers within 30 days of the Company receiving its commissions from DCT. Pursuant to the Prospectus filed with the SEC by DCT, the Shares would not be issued until an aggregate of $2,000,000 (the Minimum Capital) is raised. During February 2003, DCT satisfied the Minimum Capital requirement and therefore the Company earned its commissions, and conversely, the broker-dealers also earned their commissions.

Under the terms of the Dealer Agreement, for every twenty-five Shares sold, the Company will receive one warrant to purchase one share of DCT common stock. The warrants are exercisable for five years beginning one year after the effective date of the initial offering (July 17, 2002), at a price of $12 per share. At the Company's discretion, they can transfer all or a portion of these warrants to the broker-dealers. During 2003, no warrants were issued to the Company, and therefore no warrants were exercised or transferred to broker-dealers.

(4) Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of capital ($5,000) or 6 2/3% of aggregate indebtedness, whichever is greater, not to exceed aggregate indebtedness to net capital ratio of 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1 to aggregate indebtedness. At December 31, 2003, the Company had net capital of $377,716, which was $331,967, in excess of its minimum net capital requirement of $45,749. In addition, at December 31, 2003 the aggregate indebtedness to net capital ratio was 1.6 to 1.

(5) Related Party Transactions

The Company had a management agreement with a related party, which required the related party to pay all overhead expenses (as defined) of the Company including: salaries and related expenses, office supplies, rent, insurance, taxes and other ordinary administrative expenses. In consideration, the Company pays a monthly management fee and reimburses the related party for all overhead costs. Effective July 31, 2003, this agreement was terminated and the Company began paying its expenses directly.

(Continued)

(6) Rule 15c3-3

The Company is exempt from Rule 15c3-3 under Subsection (K). Under this exemption, "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

Schedule I

DIVIDEND CAPITAL SECURITIES, LLC
(A Wholly Owned Subsidiary of
Dividend Capital Securities Group LLLP)

Computation of Net Capital under Rule 15c3-1

December 31, 2003

Net capital:		
Member's equity	$	439,535
Less nonallowable assets:		
Furniture and equipment, net		27,404
Accounts receivable		34,415
Net capital		377,716
Minimum required net capital (greater of 6 2/3% of aggregate indebtedness or $5,000)		45,749
Capital in excess of minimum requirements	$	331,967

The computation of net capital in conjunction with Form X-17A-5 as of December 31, 2003, as filed on January 27, 2004, differs from the computation under Rule 15c3-3-1, as calculated above, as follows:

		Per Form X-17-A-5	Closing/audit adjustments	Per computation above
Member's equity	$	431,564	7,971	439,535
Furniture and equipment, net		(27,404)	—	(27,404)
Accounts receivable		(13,774)	(20,641)	(34,415)
		390,386	(12,670)	377,716
Net capital requirement		55,831	(10,082)	45,749
Capital in excess of minimum requirements	$	334,555	(2,588)	331,967

See accompanying independent auditor's report.



KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Member and Management of
Dividend Capital Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Dividend Capital Securities, LLC (a wholly owned subsidiary of Dividend Capital Securities Group LLLP) (the Company) for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17-a-5(g) in making the periodic computations of aggregated indebtedness (or aggregate debits) and the net capital under Rule 17-a-3(a) (11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors for the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in their normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other then these specified parties.

KPMG LLP

Denver, Colorado
January 30, 2004